Exhibit 99.1

April 24, 2006

For Immediate Release

Company Name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code Number: 4568, First Section, Tokyo, Osaka and Nagoya stock Exchanges)

For Inquiries: Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

It was reported today by some media that some third party makes a tender offer for shares of WAKODO CO., LTD., which is DAIICHI SANKYO’s consolidated subsidiary. However, it is not the official announcement by DAIICHI SANKYO.

While DAIICHI SANKYO constantly reviews various possibilities for its further strategic development, no final decision related to such matter reported today has been made. We will make an announcement if any resolution are made.